INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 13, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of PhaseCapital Dynamic Multi-Asset Growth Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 20, 2017, regarding Post-Effective Amendment No. 127 to the Registrant’s registration statement filed on Form N-1A with respect to the PhaseCapital Dynamic Multi-Asset Growth Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.
Based on IM Guidance Update 2014-08, since the disclosure under “Principal Investment Strategies” in the Summary Section is identical to the Form N-1A Item 9 disclosure under “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies,” please review the Summary Section disclosure and determine whether this disclosure can be summarized.

Response: The Registrant has summarized the disclosure within the Summary Section as suggested.

2.	The Fund’s name contains “growth” however disclosure on growth strategies is lacking. Please disclose what the Fund means by growth in its principal strategies.

Response: The Registrant has revised the third paragraph of the “Principal Investment Strategies” section as follows:

The Fund seeks long-term capital growth as a primary objective, as well as protection of capital during periods of extreme market stress. In seeking to achieve ~~The Advisor seeks to achieve~~ the Fund’s investment objective, the Advisor employs ~~by employing~~ a disciplined, risk-based ~~tactical risk management~~ allocation methodology ~~which involves three distinct but integrated states,~~ to determine the Fund’s relative exposures to the global equity, government bond and ~~other~~corporate credit markets. The Fund’s assets are not allocated across the global equity, government bond and corporate credit markets according to any predetermined blend of investments. The Fund’s allocation to each asset class will vary based on the Advisor’s ongoing analysis of the global economy and financial markets, but will always maintain a minimum allocation of 5% of the Fund’s net assets to at least two of the asset classes in the investable universe. ~~Avoiding large losses is a fundamental goal of the Fund’s strategy.~~ The Fund will utilize a diversified portfolio of equities as its primary vehicle for delivering capital appreciation, varying the overall exposure to equities, the allocation to various country equity markets and the allocation to industry sectors, to maximize the potential for growth while minimizing the potential for large losses. The Fund may substitute corporate credit for a portion of its equity exposure when the Advisor's risk-based allocation methodology determines doing so is appropriate. In addition, the Fund will utilize government bonds, cash and cash equivalents to seek to minimize the potential for large losses.

3.
The last sentence in the first paragraph states “[t]he Fund’s allocation to each asset class may vary from 0% to 100% of the Fund’s portfolio, based on the methodology described below.” Since the Fund is a multi-asset fund, the Fund’s allocation would not be 100% in one asset class. Please revise the disclosure appropriately.

Response: In seeking to achieve the Fund’s investment objective, the Fund will look for the opportunity for investment across multiple asset classes, specifically global equity, government bond and corporate credit markets. The Fund’s assets will not be allocated across these asset classes according to a predetermined blend of investments or target range in each of these asset classes. When making allocation decisions among these asset classes, the Fund’s advisor considers various quantitative and qualitative factors relating to the U.S. and non-U.S. economies, securities, government bonds and credit markets. The Fund’s advisor uses these factors to help determine asset allocation and retains the flexibility to reallocate the Fund’s assets among any or all of the asset classes based on its ongoing analysis of the global economy and financial markets. The Advisor will maintain a minimum allocation of 5% to at least two of the asset classes in the opportunity set.

Accordingly, the Registrant has revised the first three paragraphs under “Principal Investment Strategies” as follows:

The Fund seeks to achieve its investment objective by investing across global equity, government bond and ~~other~~corporate credit markets. The Fund’s exposure to these asset classes will be achieved primarily through investments in publicly-traded equity and fixed income securities, and derivatives. The Fund may also invest in these asset classes indirectly through exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”). ~~The Fund’s allocation to each asset class may vary from 0% to 100% of the Fund’s portfolio based on the methodology described below~~.

The Fund may invest in equity securities (including common stock) of U.S. and foreign companies (including emerging market companies) of any market capitalization. The Fund may invest in fixed income securities of U.S. and foreign issuers (including emerging market issuers) of any maturity and credit quality, including high-yield debt securities (often called “junk bonds”), investment grade debt securities, U.S. Government securities, sovereign debt obligations, and cash equivalents. The Fund’s investments in derivatives may include exchange-traded equity index futures contracts, bond futures contracts, commodity futures contracts, exchange-traded futures contracts, exchange-traded options, and foreign exchange futures contracts. PhaseCapital LP (the “Advisor”), the Fund’s advisor, may utilize derivatives to better gain exposure to asset classes and implement its views more efficiently than investing directly in more traditional assets.

The Fund seeks long-term capital growth as a primary objective, as well as protection of capital during periods of extreme market stress. In seeking to achieve ~~The Advisor seeks to achieve~~ the Fund’s investment objective, the Advisor employs ~~by employing~~ a disciplined, risk-based ~~tactical risk management~~ allocation methodology ~~which involves three distinct but integrated states,~~ to determine the Fund’s relative exposures to the global equity, government bond and ~~other~~corporate credit markets. The Fund’s assets are not allocated across the global equity, government bond and corporate credit markets according to any predetermined blend of investments. The Fund’s allocation to each asset class will vary based on the Advisor’s ongoing analysis of the global economy and financial markets, but will always maintain a minimum allocation of 5% of the Fund’s net assets to at least two of the asset classes in the investable universe. The Fund will utilize a diversified portfolio of equities as its primary vehicle for delivering capital appreciation, varying the overall exposure to equities, the allocation to various country equity markets and the allocation to industry sectors, to maximize the potential for growth while minimizing the potential for large losses. The Fund may substitute corporate credit for a portion of its equity exposure when the Advisor's risk-based allocation methodology determines doing so is appropriate. In addition, the Fund will utilize government bonds, cash and cash equivalents to seek to minimize the potential for large losses. ~~Avoiding large losses is a fundamental goal of the Fund’s strategy.~~

The Advisor’s allocation methodology involves three distinct but integrated stages:

4.
The first sentence in the third paragraph states “[t]he Advisor seeks to achieve the Fund’s investment objective by employing a disciplined, risk-based tactical risk management allocation methodology which involves three distinct but integrated stages, to determine the Fund’s relative exposures to the global equity, government bond and other credit markets.” In accordance with Form N-1A’s plain English requirements, please revise this sentence.

Response: The Registrant has revised the disclosure as follows:

In seeking to achieve ~~The Advisor seeks to achieve~~ the Fund’s investment objective, the Advisor employs ~~by employing~~ a disciplined, risk-based ~~tactical risk management~~ allocation methodology ~~which involves three distinct but integrated states,~~ to determine the Fund’s relative exposures to the global equity, government bond and ~~other~~corporate credit markets.

5.
The first sentence in the fifth paragraph states “[a]fter the overall level of risk to assume and target equity exposure have been determined, the Advisor uses its proprietary Multi-Factor Risk Model (MRM) to determine the allocation of the remaining exposure between the two fixed income asset classes and the components within each of the three asset classes.” Please identify the two fixed income asset classes.

Response: The Registrant has revised the disclosure as follows:

After the overall level of risk to assume and target equity exposure have been determined, the Advisor uses its proprietary Multi-Factor Risk Model (MRM) to determine the allocation of the remaining exposure between ~~the two fixed income asset classes and the components within each of the three asset classes~~ government bonds and corporate credit markets and the components within each of the global equity, government bond and corporate credit markets.

6.
The third sentence in the sixth paragraph states “[i]n such circumstances, the TRM would seek to reduce the Fund’s risk asset exposure by allocating all or an increasing portion of the portfolio to government bonds or cash and cash equivalents.” Similar to Comment #3 above, if all of the Fund’s assets are in one asset class, it would not be a multi-asset fund. Please revise the disclosure appropriately.

Response: The Registrant has revised the disclosure as follows:

In such circumstances, the TRM would seek to reduce the Fund’s risk asset exposure by allocating ~~all or~~ an increasing portion of the portfolio to government bonds or cash and cash equivalents.

Principal Risks of Investing

7.	The Fund’s disclosure contains 22 risk factors. Please consider whether all of these are principal risks of the Fund.

Response: The Registrant’s has reviewed the list of principal risks for the Fund and determined to remove asset segregation risk, large cap company risk, risk of increase in expenses, portfolio turnover risk and valuation risk since they are not principal risks of the Fund.

8.	The Fund includes “Portfolio turnover risk” as a principal risk factor. Is this a principal risk for the Fund? If so, please add disclosure to the principal investment strategies section.

Response: The Registrant has removed this risk factor since it is not a principal risk of the Fund.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

9.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Risks of Investing

10.
The third sentence under “Interest rate risk” states “[f]or example, the approximate percentage change in the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.” Since the Fund can invest in securities of any duration, consider whether the Fund should show an example with a higher duration.

Response: The Registrant has revised the sentence as follows:

For example, the approximate percentage change in the price of a security with a ~~three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates~~ seven-year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.

YOUR ACCOUNT WITH THE FUND

Other Redemption Information

11.
In light of the SEC’s new Investment Company Liquidity Risk Management Programs Release 33-10233, consider adding more detail about in kind redemptions such as whether redemptions in kind will be pro rata slices of the Fund’s portfolio or individual securities or representative baskets of securities.

Response: The Registrant has added the following disclosure to the second paragraph:

Generally, in-kind redemptions will be effected through a pro rata distribution of the Fund’s portfolio securities.

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Strategies, Policies and Risks

12.
In accordance with the Dreyfus Strategic Investing and Dreyfus Strategic Income No Action Letter dated June 22, 1987 (“Dreyfus”), please revise the disclosure contained in the last paragraph under “Derivatives – Futures and Options on Futures” with respect to non-cash settled options to state the amount segregated will not be less than the strike price of the option.

Response: The Registrant respectfully declines to make the requested revision as it believes the current disclosure (copied below) is appropriate.

With respect to options and futures contracts that are cash settled, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the contracts (less any amounts the Fund has posted as margin), if any, rather than the full notional value. In the case of options and futures contracts that are not cash settled, the Fund will set aside liquid assets equal to the full notional value of the contracts (less any amounts the Fund has posted as margin), while the positions are open.

With respect to selling a put option (i.e., obligating the Fund to buy a security at a predetermined price), the Registrant believes that segregating the full notional value of the put option sold by the Fund is consistent with Dreyfus. In this case the full notional value would be the strike price of the option.

With respect to selling a call option (i.e., obligating the Fund to sell a security at a predetermined price), the Registrant believes that segregating the full notional value of the call option sold by the Fund is appropriate. In this case the full notional value would be the market value of the optioned securities as marked to market on a daily basis (i.e., the cost to purchase the securities to be delivered). The Registrant believes this is consistent with the Robertson Stephens Investment Trust, SEC No-Action Letter (April 24, 1995) (“Robertson Stephens”), where the Staff stated it would not recommend the SEC take enforcement action if a fund that engages in short selling maintains in a segregated account an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale, equals the current market value of the security sold short. Although Robertson Stephens discusses short sales specifically rather than selling a call option, the Registrant notes that selling a call option is similar to a short sale in that it requires providing a security to the purchaser of the option at a future date. A fund’s obligation varies depending upon changes in the value of the security, and it may be more or less than the strike price of the option.

Finally, the Registrant notes that the Fund’s current segregation practices with respect to options appear to be consistent with the following excerpt from the August 31, 2011 Concept Release, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Investment Company Act Release No. 29776):

In determining the amount of assets required to be segregated to cover a particular instrument, the Commission and its staff have generally looked to the purchase or exercise price of the contract (less margin on deposit) for long positions and the market value of the security or other asset underlying the agreement for short positions, measured by the full amount of the reference asset, i.e., the notional amount of the transaction rather than the unrealized gain or loss on the transaction, i.e., its current mark-to-market value.

13.
As indicated in Comment #12 above, please revise the disclosure contained in the sixth paragraph under “Options on Securities and Securities Indices – Writing Call Options” to state the amount segregated will not be less than the strike price of the option.

Response: The Registrant respectfully declines to make the requested revision as it believes the current disclosure (copied below) is appropriate. Please see the response to #12 above.

In addition to covered call options, the Fund may write uncovered (or “naked”) call options on securities, including shares of ETFs, and indices; however, SEC rules require that the Fund segregates assets on its books and records with a value equal to the value of the securities or the index that the holder of the option is entitled to call. Segregated securities cannot be sold while the option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of the Fund’s assets could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake